Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for Fourth Fiscal Quarter and Fiscal Year Ended August 31, 2018

FOSHAN, November 7, 2018 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended August 31, 2018.

2018 Fourth Fiscal Quarter Ended August 31, 2018 Financial Highlights (in comparison to same period of the last fiscal year):

•	Revenue was RMB389.7 million, up 41.5%

•	Gross profit was RMB106.7 million, up 56.2%; gross margin was 27.4%, up from 24.8%

•	Operating loss was RMB9.0 million, as compared to operating loss of RMB16.6 million in the same period of the last fiscal year; operating margin was (2.3%), up from (6.0%)

•

Adjusted operating income(1) was RMB 0.3 million, as compared to adjusted operating loss of RMB16.6 million in the same period of the last fiscal year; adjusted operating margin(1) was 0.1%, up from (6.0%)

•

Net income was RMB11.7million, as compared to net loss of RMB3.7 million in the same period of the last fiscal year; adjusted net income(2) was RMB20.9 million, as compared to adjusted net loss of RMB3.7 million in the same period of the last fiscal year; net margin was 3.0%, up from (1.3%); adjusted net margin(2) was 5.4%, up from (1.3%)

•

Basic and diluted EPS was RMB0.09, as compared to RMB(0.03) in the same period of the last fiscal year; adjusted basic and diluted EPS(3) was RMB0.17, as compared to RMB(0.03) in the same period of the last fiscal year

•	Adjusted EBITDA(4) was RMB34.9 million, up 270.8%; adjusted EBITDA margin(4) was 8.9%, up from 3.4%

2018 Fiscal Year Ended August 31, 2018 Financial Highlights (in comparison to last fiscal year):

•	Revenue was RMB1,718.9 million, up 29.4%

•	Gross profit was RMB628.3 million, up 34.2%; gross margin was 36.6%, up from 35.2%

•	Operating income was RMB272.2 million, up 26.6%; operating margin was 15.8%, down from 16.2%

•	Adjusted operating income(1) was RMB301.2 million, up 40.1%, adjusted operating margin(1) was 17.5%, up from 16.2%

•	Net income was RMB248.9 million, up 29.8%; adjusted net income(2) was RMB278.0 million, up 44.9%; net margin was 14.5%, up from 14.4%; adjusted net margin(2) was 16.2%, up from 14.4%

•	Basic and diluted EPS was RMB2.02, up 23.2%; Adjusted basic and diluted EPS(3) was RMB2.26, up 37.8%

•	Adjusted EBITDA(4) was RMB408.8 million, up 33.6%; adjusted EBITDA margin(4) was 23.8%, up from 23.0%

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.
(1)

Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense. Adjusted operating margin is defined as adjusted operating income/(loss) divided by revenue.

(2)	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.
(3)

Adjusted basic and diluted EPS is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

(4)

Adjusted EBITDA is defined as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense and non-recurring foreign exchange gain/loss (included in other expenses) due to the realized exchange gain from cash denominated in USD exchanged to RMB, which was reserved for designated purpose of use. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

“Bright Scholar delivered another year of strong business and operational performance. Revenue grew by 29.4% and average student enrollment grew by 23% year over year, with both metrics exceeding the top end of our revised guidance range. Our growth continues to be driven by solid performance across all our business. We remain committed to making investments in the education service industry and forming strategic partnerships to accelerate growth in our core business and our complementary business” said Jerry He, Chief Executive Officer of Bright Scholar. “During this fiscal year, we have completed four acquisitions (Xinqiao, Can-Achieve, Foundation Global Education and Zangxing) and we expect to complete the acquisition of renowned Zhejiang-based art training institution by the end of November 2018. Also we have entered into agreements to acquire 85% equity interest in a company managing a chain of eight kindergartens in the Shandong province ; 75% equity interest in Chengdu Yinzhe, which primarily engages in online career and education mentoring services for Chinese students seeking for overseas education and; Bournemouth Collegiate School (“BCS”) in the United Kingdom, an established independent school which offers day and boarding education for students aged two to 18. BCS will be our first school outside China as we begin to build a global network of schools.”

“Strategic partnerships are important to Bright Scholar as we navigate an increasingly dynamic education service industry. Our strategic partnership with Country Garden allows us to grow the number of schools with an asset-light model. We had signed contracts to operate an additional 12 kindergartens and one bilingual school with a total capacity of approximately 5,000 students within Country Garden properties as of October 31, 2018. Additionally, we are progressing in our collaborations with Fettes College and Beijing Normal University.”

“I am also pleased to report that since the adoption of the Company’s previously announced share repurchase program in April 2018, the Company had repurchased approximately 3 million of its American depositary shares as of October 31, 2018 for an aggregate purchase price of approximately US$37 million.”

“Fiscal year 2018 was a rewarding and transformative year for Bright Scholar. Going into 2019, we will continue to focus on executing our long-term strategy to grow our business organically and through acquisitions. By expanding our portfolio of services, increasing utilization, enhancing operating efficiency and delivering superior academic outcomes, we intend to further enhance our market leadership and create substantial value for our stakeholders.”

UNAUDITED FINANCIAL RESULTS OF THE FOURTH FISCAL QUARTER ENDED AUGUST 31, 2018

Revenues

Revenue for the fourth fiscal quarter was RMB389.7 million, representing a 41.5% increase from RMB275.5 million in the same period of the last fiscal year.

The table below sets forth a breakdown of revenues:

	Fourth Fiscal Quarter Ended August 31, 2018	Fourth Fiscal Quarter Ended August 31, 2017	YoY % Change
	(RMB in millions)	(RMB in millions)
International Schools	117.4	95.5	22.9%
Bilingual Schools	108.2	83.1	30.1%
Kindergartens	90.1	66.4	35.8%
Complementary	74.0	30.5	143.0%

Total	389.7	275.5	41.5%

International Schools: Revenue for the quarter was RMB117.4 million, representing a 22.9% increase from RMB95.5 million. This accounts for 30.1% of total revenues as compared to 34.7% in the last fiscal year, primarily due to a 20.5% increase in the average number of students from 6,191 to 7,462, and a 2.0% increase in the average tuition and fees from RMB15,432 to RMB15,737 during the comparison periods.

Bilingual Schools: Revenue for the quarter was RMB108.2 million, representing a 30.1% increase from RMB83.1 million, accounting for 27.8% of total revenues as compared to 30.2% in the same period of the last fiscal year. This was primarily due to a 19.1% increase in the average number of students from 13,246 to 15,782, and a 9.2% increase in the average tuition and fees from RMB6,276 to RMB6,854 during the comparison periods.

Kindergartens: Revenue for the quarter was RMB90.1 million, representing a 35.8% increase from RMB66.4 million, accounting for 23.1% of total revenues as compared to 24.1% in the same period of the last fiscal year. This was primarily due to a 31.9% increase in the average number of students from 10,748 to 14,175, and a 2.9% increase in the average tuition and fees from RMB6,176 to RMB6,357 during the comparison periods. Revenue contribution from Xinqiao kindergartens was RMB8.8 million for the reporting quarter.

Complementary: Revenue for the quarter was RMB74.0 million, representing a 143.0% increase from RMB30.5 million, accounting for 19.0% of total revenues as compared to 11.0% in the same period of the last fiscal year. The revenue of élan English learning centers has increased by 6.1% to RMB16.9 million. Can-Achieve, the international education consulting company, contributed an RMB26.2 million to our revenue for the fourth fiscal quarter ended August 31, 2018. Revenue from camps and study tour business was RMB10.4 million, increased 130.7% from the same fiscal quarter last year, and Foundation Global Education contributed RMB6.7 million for the quarter.

Cost of Revenues

Cost of revenues for the quarter was RMB283.0 million, representing a 36.6% increase from RMB207.2 million in the same period of the last fiscal year. This was primarily due to an increase in staff costs to RMB193.0 million, as a consequence of an increase in the headcount of teaching staff as our school network expanded. Average number of teachers and instructors rose across all business lines by 13.6% from 3,811 to 4,330 during the comparison periods.

International Schools: Cost of revenues for the quarter was RMB94.4 million, representing a 2.3% increase from RMB92.3 million in the same period of the last fiscal year.

Bilingual Schools: Cost of revenues for the quarter was RMB77.6 million, representing a 37.8% increase from RMB56.3 million in the same period of the last fiscal year.

Kindergartens: Cost of revenues for the quarter was RMB55.3 million, representing a 32.9% increase from RMB41.7 million in the same period of the last fiscal year.

Complementary: Cost of revenues for the quarter was RMB55.7 million, representing a 229.4% increase from RMB16.9 million in the same period of the last fiscal year. The increase was primarily attributed to the inclusion of the cost of RMB22.6 million from Can-Achieve.

Gross Profit and Gross Margin

Gross profit for the quarter was RMB106.7 million, representing a 56.2% increase from RMB68.3 million in the same period of the last fiscal year. Gross margin for the quarter was 27.4%, as compared to 24.8% in the same period of the last fiscal year.

International Schools: Gross profit for the quarter was RMB23.0 million, representing a 618.5% increase from RMB3.2 million in the same period of the last fiscal year. Gross margin for the quarter was 19.6%, as compared to 3.4% in the same period of the last fiscal year.

Bilingual Schools: Gross profit for the quarter was RMB30.6 million, representing a 14.0% increase from RMB26.8 million in the same period of the last fiscal year. Gross margin for the quarter was 28.3%, as compared to 32.3% in the same period of the last fiscal year.

Kindergartens: Gross profit for the quarter was RMB34.8 million, representing a 40.7% increase from RMB24.7 million in the same period of the last fiscal year. Gross margin for the quarter was 38.6%, as compared to 37.2% in the same period of the last fiscal year.

Complementary: Gross profit for the quarter was RMB18.3 million, representing a 35.2% increase from RMB13.6 million in the same period of the last fiscal year. Gross margin for the quarter was 24.8%, as compared to 44.5% in the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

Total selling, general and administrative expenses for the quarter were RMB117.4 million, representing a 31.9% increase from RMB89.0 million in the same period of the last fiscal year. This accounted for 30.1% of total revenues as compared to 32.3% in the same period of the last fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits paid to additional general and administrative staff members and employee stock ownership plan (“ESOP”) related expenses to retain talent, as well as increase in marketing fees for brand promotion, merger and acquisition and other professional services to support the growing business as a listed company

Adjusted SG&A expenses(6) for the quarter were RMB108.1 million, representing a 21.5% increase from RMB89.0 million in the same period of the last fiscal year. This accounted for 27.7% of total revenues as compared to 32.3% in the same period of the last fiscal year.

(6)	Adjusted SG&A Expenses are defined as selling, general and administrative expenses excluding share-based compensation expense.

Operating Income, Operating Margin and Adjusted Operating Income

Operating loss for the quarter was RMB9.0 million, as compared to RMB16.6 million loss in the same period of the last fiscal year. Operating margin for the quarter was (2.3%), as compared to (6.0%) in the same period of the last fiscal year.

Adjusted operating income for the quarter was RMB0.3 million, as compared to adjusted operating loss of RMB16.6 million in the same quarter of the last fiscal year. Adjusted operating margin was 0.1% for the quarter as compared to (6.0%) in the same period of the last fiscal year.

Net Income and Adjusted Net Income

Net income for the quarter was RMB11.7 million, as compared to net loss of RMB3.7 million in the same period of the last fiscal year.

Adjusted net income for the quarter was RMB20.9 million, as compared to adjusted net loss of RMB3.7 million in the same period of the last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter were RMB0.09 and RMB0.09, respectively, as compared to loss of RMB0.03 and RMB0.03, respectively, in the same period of the last fiscal year.

Adjusted basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter were RMB0.17 and RMB0.17, respectively, as compared to loss of RMB0.03 and RMB0.03, respectively, in the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB34.9 million, representing a 270.8% increase from RMB9.4 million in the same period of the last fiscal year.

UNAUDITED FINANCIAL RESULTS OF FISCAL YEAR 2018 ENDED AUGUST 31, 2018

Revenues

Revenues for the fiscal year 2018 were RMB1,718.9 million, representing a 29.4% increase from RMB1,328.4 billion in the last fiscal year.

The table below sets forth a breakdown of revenues:

	Fiscal Year 2018 Ended August 31, 2018	Fiscal Year 2017 Ended August 31, 2017	YoY % Change
	(RMB in million)	(RMB in million)
International Schools	589.6	505.6	16.6%
Bilingual Schools	534.0	413.4	29.2%
Kindergartens	399.2	312.0	28.0%
Complementary	196.1	97.4	101.3%

Total	1,718.9	1,328.4	29.4%

International Schools: Revenue for the year was RMB589.6 million, representing a 16.6% increase from RMB505.6 million. This accounted for 34.3% of total revenues as compared to 38.1% in the last fiscal year. The increase was primarily due to a 17.2% increase in the average number of students from 6,283 to 7,366, and a 0.5% decrease in the average tuition and fees from RMB80,478 to RMB80,048 during the comparison years.

Bilingual Schools: Revenue for the year was RMB534.0 million, representing a 29.2% increase from RMB413.4 million. This accounts for 31.1% of total revenues as compared to 31.1% in last fiscal year. The increase was primarily due to an 18.4% increase in the average number of students from 13,189 to 15,620, and a 9.1% increase in the average tuition and fees from RMB31,346 to RMB34,187 during the comparison years.

Kindergartens: Revenue for the year was RMB399.2 million, representing a 28.0% increase from RMB312.0 million. This accounted for 23.2% of total revenues as compared to 23.5% in the last fiscal year. The increase was primarily due to a 33.3% increase in the average number of students from 10,276 to 13,693, and a 1.2% increase in the average tuition and fees from RMB30,364 to RMB30,736 during the comparison years. Revenue contribution from Xinqiao kindergartens was RMB21.6 million for the reporting year.

Complementary: Revenue for the year was RMB196.1 million, representing a 101.3% increase from RMB97.4 million. This accounted for 11.4% of total revenues as compared to 7.3% in last fiscal year. The revenue of élan English learning centers has increased by 18.7% to RMB84.6 million. Can-Achieve, the international education consulting company, contributed RMB62.5 million to our revenue for the year. Revenue from camps and study tour business was RMB11.0 million, an increase of 42.9% from last year, and Foundation Global Education contributed RMB6.7 million for this fiscal year.

Cost of Revenues

Cost of revenues for the year was RMB1,090.6 million, representing a 26.8% increase from RMB860.3 million in last fiscal year. This was primarily due to an increase in staff costs to RMB753.7 million, as a consequence of an increase in the headcount of teaching staff as our school network expanded. The average number of our teachers and instructors across all business lines increased by 18.4% from 3,628 to 4,297 during the comparison years.

International Schools: Cost of revenues for the year was RMB373.4 million, representing a 3.7% increase from RMB360.0 million in last fiscal year.

Bilingual Schools: Cost of revenues for the year was RMB346.9 million, representing a 32.2% increase from RMB262.3 million in last fiscal year.

Kindergartens: Cost of revenues for the year was RMB223.4 million, representing a 25.0% increase from RMB178.8 million in last fiscal year.

Complementary: Cost of revenues for the year was RMB146.9 million, representing a 148.0% increase from RMB59.2 million in last fiscal year. The increase was primarily attributed to the inclusion cost of RMB47.3 million from Can-Achieve which was consolidated during our fiscal year 2018.

Gross Profit and Gross Margin

Gross profit for the year was RMB628.3 million, representing a 34.2% increase from RMB468.0 million in last fiscal year. Gross margin for the year was 36.6%, as compared to 35.2% in last fiscal year.

International Schools: Gross profit for the year was RMB216.2 million, representing a 48.5% increase from RMB145.6 million in last fiscal year. Gross margin for the year was 36.7%, as compared to 28.8% in last fiscal year.

Bilingual Schools: Gross profit for the year was RMB187.1 million, representing a 23.8% increase from RMB151.1 million in last fiscal year. Gross margin for the year was 35.0%, as compared to 36.6% in last fiscal year.

Kindergartens: Gross profit for the year was RMB175.8 million, representing a 32.0% increase from RMB133.2 million in last fiscal year. Gross margin for the year was 44.0%, as compared to 42.7% in last fiscal year.

Complementary: Gross profit for the year was RMB49.2 million, representing a 28.8% increase from RMB38.1 million in last fiscal year. Gross margin for the year was 25.0%, as compared to 39.1% in last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

Total selling, general and administrative expenses for the year were RMB368.1 million, representing a 40.5% increase from RMB262.0 million in last fiscal year, accounting for 21.4% of total revenues as compared to 19.7% in last fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits paid to additional general and administrative staff members and ESOP related expenses to retain talents, as well as increase in marketing fees for brand promotion, merger and acquisition and other professional services to support the growing business as a listed company.

Adjusted SG&A expenses(6) for the year were RMB339.1 million, representing a 29.4% increase from RMB262.0 million in last fiscal year, accounting for 19.7% of total revenues as compared to 19.7% in the previous fiscal year.

(6)	Adjusted SG&A Expenses are defined as selling, general and administrative expenses excluding share-based compensation expense.

Operating Income, Operating Margin and Adjusted Operating Income

Operating income for the year was RMB272.2 million, representing a 26.6% increase from RMB214.9 million in last fiscal year. Operating margin for the fiscal year was 15.8%, as compared to 16.2% in the previous fiscal year.

Adjusted operating income for the year was RMB301.2 million, representing a 40.1% increase from RMB214.9 million in last fiscal year. Adjusted operating margin for the fiscal year was 17.5% as compared to 16.2% in last fiscal year.

Net Income and Adjusted Net Income

Net income for the year was RMB248.9 million, representing a 29.8% increase from RMB191.8 million in last fiscal year.

Adjusted net income for the year was RMB278.0 million, representing a 44.9% increase from RMB191.8 million in the previous fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the year were RMB2.02 and RMB2.02, respectively. These were up 23.2% respectively as compared to earnings of RMB1.64 and RMB1.64, respectively, in the previous fiscal year.

Adjusted basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the year were RMB2.26 and RMB2.26, respectively. These were up 37.8% respectively as compared to earnings of RMB1.64 and RMB1.64 respectively, in the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the year was RMB408.8 million, representing a 33.6% increase from RMB305.9 million in last fiscal year.

Cash and Working Capital

As of August 31, 2018, the Company’s cash and cash equivalents and restricted cash totaled RMB3,164.1 million (US$463.3 million), as compared to RMB1,896.7 million as of August 31,2017.

GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2019

For the fiscal year 2019, the Company currently expects its average student enrollment to be between approximately 41,600 and 42,000, representing a year-over-year increase between 13% and 15%, and its revenue to be between approximately RMB2,300 million and RMB2,350 million, representing a year-over-year growth between 34% and 37%. The Company also currently expects five new kindergartens openings for fiscal year 2019.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and customer demand, which are all subject to change.

Conference Call

BEDU’s management will host a conference call at 8:00 am US Eastern Time (9:00 pm Beijing/Hong Kong Time) on November 8, 2018, to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-201-203
Hong Kong:	852-301-84992
United States:	1-888-346-8982
Canada Toll Free:	1-855-669-9657
International:	1-412-902-4272

*	No passcode is needed for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10125527
Replay End Date:	November 15, 2018

CONVENIENCE TRANSLATION

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed combined and consolidated balance sheets, and the related condensed combined and consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and fiscal year 2018 ended August 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8300, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2018, or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA and adjusted net income/(loss), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted EBITDA as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in near future and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense. We define adjusted SG&A as selling, general and administration expense excluding share-based compensation expense and adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense. Additionally, we define adjusted net earnings per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures, including adjusted EBITDA and adjusted net income/(loss), enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income, net; income tax expense/benefit and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in near future. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in near future have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of August 31, 2018, Bright Scholar operated 65 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the fiscal year 2018 school year ended August 31, 2018, Bright Scholar had an average of 36,679 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

Phone: +852 2586 7825

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	August 31,
	2017	2018
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	1,883,000	3,153,852	461,765
Restricted cash	13,662	10,229	1,498
Held-to-maturity investments	6,390	—	—
Accounts receivable	20	809	118
Amounts due from related parties	7,940	17,960	2,630
Other receivables, deposits and other assets	30,535	52,457	7,681
Inventories	8,598	9,174	1,343

Total current assets	1,950,145	3,244,481	475,035

Property and equipment, net	423,344	460,485	67,421
Land use right, net	34,694	33,721	4,937
Intangible assets, net	21,177	73,657	10,784
Goodwill	104,035	609,511	89,240
Long-term investments	—	204,968	30,010
Investments in associates	—	2,313	339
Other Investments	—	83	12
Prepayment for construction contract	5,490	2,983	437
Deferred tax assets, net	25,337	18,129	2,654
Deposits for acquisition	78,750	8,854	1,296
Other non-current assets	43,660	7,296	1,068

Total non-current assets	736,487	1,422,000	208,198

TOTAL ASSETS	2,686,632	4,666,481	683,233

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	August 31,
	2017	2018
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Short term loan(including short term loan of the combined and consolidated VIEs without recourse to Bright Scholar Education of nil and nil as of August 31, 2017 and August 31, 2018, respectively)	—	49,840	7,297
Accounts payable (including accounts payable of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 50,899 and RMB 37,271 as of August 31, 2017 and August 31, 2018, respectively)	50,899	63,602	9,312
Amounts due to related parties (including amounts due to related parties of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 62,138 and RMB 142,068 as of August 31, 2017 and August 31, 2018, respectively)	76,433	157,295	23,030
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 255,859 and RMB 289,388 as of August 31, 2017 and August 31, 2018, respectively)	272,479	335,857	49,174
Income tax payable (including income tax payable of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 13,958 and RMB 23,886 as of August 31, 2017 and August 31, 2018, respectively)	40,387	53,598	7,847
Current portion of deferred revenue (including deferred revenue of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 761,876 and RMB 936,615 as of August 31, 2017 and August 31, 2018, respectively)	761,876	965,152	141,311

Total current liabilities	1,202,074	1,625,344	237,971

Deferred tax liabilities, net (including deferred tax liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 5,294 and RMB 17,067 as of August 31, 2017 and August 31, 2018, respectively)	5,294	17,067	2,499
Other non-current liabilities (including non-current liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB59,806 and RMB 7,817 as of August 31, 2017 and August 31, 2018, respectively)	59,806	12,471	1,826

Total non-current liabilities	65,100	29,538	4,325

TOTAL LIABILITIES	1,267,174	1,654,882	242,296

EQUITY
Share capital	7	7	1
Additional paid-in capital	1,403,608	2,469,817	361,613
Statutory reserves	64,945	64,945	9,509
Accumulated other comprehensive income	(36,494)	75,770	11,094
Accumulated (deficit)/retained earnings	(15,933)	231,036	33,826

Shareholders’ equity	1,416,133	2,841,575	416,043
Non-controlling interests	3,325	170,024	24,894

Total equity	1,419,458	3,011,599	440,937

TOTAL LIABILITIES AND EQUITY	2,686,632	4,666,481	683,233

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Revenue	275,458	389,665	57,052	1,328,367	1,718,871	251,665
Cost of revenue	(207,164)	(282,987)	(41,433)	(860,330)	(1,090,595)	(159,677)

Gross profit	68,294	106,678	15,619	468,037	628,276	91,988
Selling, general and administrative expenses	(88,979)	(117,382)	(17,186)	(261,972)	(368,141)	(53,901)
Other operating income	4,111	1,753	257	8,874	12,027	1,761

Operating (loss)/income	(16,574)	(8,951)	(1,310)	214,939	272,162	39,848
Interest income, net	3,521	12,790	1,872	4,901	27,297	3,996
Investment income	6,380	7,570	1,108	13,718	21,669	3,173
Other (expenses)/income	(244)	4,009	587	(779)	(4,803)	(703)

(Loss)/income before income taxes and share of equity in income of unconsolidated affiliates	(6,917)	15,418	2,257	232,779	316,325	46,314
Income tax benefit/(expense)	3,259	(3,685)	(540)	(40,970)	(67,382)	(9,866)
Share of equity in income of unconsolidated affiliates	—	(72)	(11)	—	(40)	(6)

Net (loss)/income	(3,658)	11,661	1,706	191,809	248,903	36,442

Net (loss)/income attributable to non-controlling interests	(275)	(88)	(13)	19,759	1,934	283

Net (loss)/income attributable to ordinary shareholders	(3,383)	11,749	1,719	172,050	246,969	36,159

Net (loss)/earnings per share attributable to ordinary shareholders
—Basic	(0.03)	0.09	0.01	1.64	2.02	0.30
—Diluted	(0.03)	0.09	0.01	1.64	2.02	0.30

Weighted average shares used in calculating net (loss)/earnings per ordinary share:
—Basic	117,078,804	126,988,515	126,988,515	104,839,041	122,088,201	122,088,201
—Diluted	117,078,804	127,099,320	127,099,320	104,839,041	122,186,796	122,186,796

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended August 31			Twelve Months Ended August 31
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from operating activities	382,092	454,102	66,486	464,919	554,216	81,145
Net cash used in investing activities	(24,335)	(43,145)	(6,316)	(55,725)	(472,460)	(69,174)
Net cash generated from/(used in) financing activities	119,922	(62,804)	(9,195)	1,161,511	1,092,604	159,971
Effect of exchange rate changes on cash	(36,494)	113,690	16,646	(36,494)	93,059	13,625

Net change in cash and cash equivalents, and restricted cash	441,185	461,843	67,621	1,534,211	1,267,419	185,567
Cash and cash equivalents, and restricted cash at beginning of the period	1,455,477	2,702,238	395,642	362,451	1,896,662	277,696

Cash and cash equivalents, and restricted cash at end of the period	1,896,662	3,164,081	463,263	1,896,662	3,164,081	463,263

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Operating (loss)/income	(16,574)	(8,951)	(1,310)	214,939	272,162	39,848
Add: Share-based compensation expense	—	9,271	1,357	—	29,061	4,255

Adjusted operating (loss)/income	(16,574)	320	47	214,939	301,223	44,103
Net (loss)/income	(3,658)	11,661	1,706	191,809	248,903	36,442
Add: Share-based compensation expense	—	9,271	1,357	—	29,061	4,255

Adjusted net (loss)/income	(3,658)	20,932	3,063	191,809	277,964	40,697
Net (loss)/income attributable to ordinary shareholders	(3,383)	11,749	1,719	172,050	246,969	36,159
Add: Share-based compensation expense	—	9,271	1,357	—	29,061	4,255

Adjusted net (loss)/income attributable to ordinary shareholders	(3,383)	21,020	3,076	172,050	276,030	40,414

Net (loss)/income	(3,658)	11,661	1,706	191,809	248,903	36,442
Less: Interest income, net	3,521	12,790	1,872	4,901	27,297	3,996
Add: Income tax (benefit)/expense	(3,259)	3,685	540	40,970	67,382	9,866
Add: Depreciation and amortization	19,839	25,306	3,705	78,056	85,879	12,574
Add: Share-based compensation expense	—	9,271	1,357	—	29,061	4,255
Add: Foreign exchange (gain)/loss	—	(2,272)	(333)	—	4,868	713

Adjusted EBITDA	9,401	34,861	5,103	305,934	408,796	59,854
Selling, general and administrative expenses	88,979	117,382	17,186	261,972	368,141	53,901
Less: Share-based compensation expense	—	9,271	1,357	—	29,061	4,255

Adjusted selling, general and administrative expenses	88,979	108,111	15,829	261,972	339,080	49,646
Weighted average shares used in calculating net (loss)/earnings per ordinary share:
—Basic	117,078,804	126,988,515	126,988,515	104,839,041	122,088,201	122,088,201
—Diluted	117,078,804	127,099,320	127,099,320	104,839,041	122,186,796	122,186,796

Adjusted net (loss)/earnings per share attributable to ordinary shareholders
—Basic	(0.03)	0.17	0.02	1.64	2.26	0.33
—Diluted	(0.03)	0.17	0.02	1.64	2.26	0.33